Exhibit 99

April 16, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Investment in the equity shares of HDFC Life Insurance Company Limited

We wish to inform you that the Board of Directors of the Bank, at its meeting held today i.e. on April 16, 2026, approved investment of an amount not exceeding Rs. 1,000 crore (Rupees One thousand crore only) in the preferential issue of equity shares to be made by HDFC Life Insurance Company Limited, a subsidiary of the Bank, in one or more tranches, in compliance with the applicable provisions of Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, including the provisions pertaining to pricing of equity shares to be issued on a preferential basis.

You are requested to note that the above investment is subject to necessary approvals, including from the Reserve Bank of India.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight